UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of December, 2008
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press release of the Company dated December 27, 2008 announcing the rescheduling of the meeting of its Board of Directors to January 10, 2009.
EX-99.2 Press release of the Company dated December 29, 2008 announcing that the stake in the Company held by the Company's promoters may have been reduced.
EX-99.3 Press release of the Company dated December 29, 2008 announcing that two of its directors had resigned as members of the Board of Directors of the Company.
EX-99.4 Press release of the Company dated December 29, 2008 announcing that one more director had resigned as a member of the Board of Directors of the Company.

Other Events
1. On December 27, 2008, Satyam Computer Services Limited (the “Company”) issued a press release announcing the rescheduling of the meeting of its Board of Directors to January 10, 2009 in order to allow the Board of Directors to consider additional options. A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference. The Company had previously announced that a meeting of its Board of Directors will be held on December 29, 2008 to consider the proposal for the buy-back of the shares of the Company.
2. On December 29, 2008, the Company issued a press release announcing that that the stake in the Company held by the Company’s promoters may have been reduced as a result of routine actions by the promoters’ lenders. A copy of the press release is attached hereto as exhibit 99.2 and is incorporated herein by reference.
3. On December 29, 2008, the Company issued a press release announcing that two of its directors had resigned as members of the Board of Directors of the Company. A copy of the press release is attached hereto as exhibit 99.3 and is incorporated herein by reference.
4. On December 29, 2008, the Company issued another press release announcing that one more director had resigned as a member of the Board of Director of the Company, and also confirming that another director had resigned previously on December 25, 2008. A copy of the press release is attached hereto as exhibit 99.4 and is incorporated herein by reference.
Resignations by Directors
As a result of the resignations by the four directors, the Company’s Board of Directors now consists of five directors, of which two directors are independent directors and three directors are non-independent executive directors.
(A) The Company’s Audit Committee now consists of two independent directors.
•	The rules of the Indian stock exchanges on which the Company’s equity shares are listed require that the Company’s Audit Committee must have a minimum of three directors.

•	Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 303A.06 of the Listed Company Manual of the New York Stock Exchange require that all the members of the Company’s Audit Committee be independent.
Accordingly, the Company’s Audit Committee must have a minimum of three independent directors to comply with these rules. Under the relevant rules of the Indian stock exchanges, the Company is permitted to fill any vacancy caused by the resignation by an independent director within 180 days from the date of the resignation. Accordingly, the Company is permitted to comply with these rules by June 27, 2009 (i.e. 180 days from December 29, 2008).
(B) Giving effect to the resignations, the Company is not in compliance with the rules of the Indian stock exchanges which require that at least 50% of the Company’s directors be independent. However, under the relevant rules of the Indian stock exchanges, the Company is permitted to comply with this requirement by June 27, 2009 (i.e. 180 days from December 29, 2008).
The Company is taking steps to fill some or all of the vacancies caused by these resignations as soon as possible. As announced previously in the press release dated December 27, 2008 attached as exhibit 99.1 hereto, one of the agenda items for the Board of Directors for the January 10, 2009 meeting is to consider increasing the size and altering the composition of the Board of Directors of the Company.

The Company’s directors as of December 30, 2008 are set forth below:

Name	Position
B. Ramalinga Raju	Chairman
B. Rama Raju	Managing Director and Chief Executive Officer
Rammohan Rao Mynampati	President and Whole Time Director
T.R. Prasad	Independent Director
V.S. Raju	Independent Director
In addition, the members of the committees of the Board of Directors of the Company as of December 30, 2008 are set forth below:
Audit Committee
T.R. Prasad
V.S. Raju
Compensation Committee
V.S. Raju
Investors’ Grievance Committee
T.R. Prasad
V.S. Raju
B. Rama Raju
This report and the exhibits attached hereto do not constitute an offer for sale or solicitation of an offer to buy any securities in the United States or in any other jurisdiction.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This report may contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this report. In addition, you should carefully review our periodic reports and other documents filed with the United States Securities and Exchange Commission, or SEC, from time to time. Our filings with the SEC are available on its website, www.sec.gov.
We are not required to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to reflect events or circumstances that occur after the date the statement is made or to account for unanticipated events.

Exhibits:
99.1 Press release of the Company dated December 27, 2008 announcing the rescheduling of the meeting of its Board of Directors to January 10, 2009 in order to allow the Board of Directors to consider additional options.
99.2 Press release of the Company dated December 29, 2008 announcing that the stake in the Company held by the Company’s promoters may have been reduced as a result of routine actions by the promoters’ lenders.
99.3 Press release of the Company dated December 29, 2008 announcing that two of its directors had resigned as members of the Board of Directors of the Company.
99.4 Press release of the Company dated December 29, 2008 announcing that one more director had resigned as a member of the Board of Directors of the Company, and also confirming that another director had resigned previously on December 25, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Global Head — Corp. Governance & Company Secretary

Date : December 30, 2008

EXHIBITS INDEX
99.1 Press release of the Company dated December 27, 2008 announcing the rescheduling of the meeting of its Board of Directors to January 10, 2009 in order to allow the Board of Directors to consider additional options.
99.2 Press release of the Company dated December 29, 2008 announcing that the stake in the Company held by the Company’s promoters may have been reduced as a result of routine actions by the promoters’ lenders.
99.3 Press release of the Company dated December 29, 2008 announcing that two of its directors had resigned as members of the Board of Directors of the Company.
99.4 Press release of the Company dated December 29, 2008 announcing that one more director had resigned as a member of the Board of Directors of the Company, and also confirming that another director had resigned previously on December 25, 2008.